SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(A)
                             (AMENDMENT NO. _____)*

                                   Yahoo! Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                   Common Stock, par value $0.00067 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   984332-10-6
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Timothy Koogle
                                President and CEO
                                   Yahoo! Inc.
                       3420 Central Expressway, Suite 201
                          Santa Clara, California 95051
                                 (408) 731-3300
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 July 14, 1998
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (continued on following pages)
                              (Page 1 of 15 Pages)

---------------------                                       --------------------
CUSIP NO. 984332-10-6                 13D                   Page 2 of 15 Pages
---------------------                                       --------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     SOFTBANK Holdings Inc.                        I.R.S. Identification No.
                                                          95-446-7445
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [ ]
                                                                   (b)  [X]

--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS

                         WC
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(D) OR 2(E)
                                                                        [  ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
--------------------------------------------------------------------------------
                           7.  SOLE VOTING POWER
  NUMBER OF                    14,816,282
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.  SHARED VOTING POWER
  OWNED BY
    EACH                   -----------------------------------------------------
 REPORTING                 9.  SOLE DISPOSITIVE POWER
   PERSON                      14,816,282
    WITH                   -----------------------------------------------------
                           10. SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

               14,816,282
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                     [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    30.74%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

                    HC, CO
--------------------------------------------------------------------------------

                               Page 2 of 15 Pages

---------------------                                       --------------------
CUSIP NO. 984332-10-6                 13D                   Page 3 of 15 Pages
---------------------                                       --------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     SOFTBANK Corp.                              I.R.S. Identification No. N/A
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [ ]
                                                                   (b)  [X]

--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS

                         WC
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(D) OR 2(E)
                                                                        [  ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

               Japan
--------------------------------------------------------------------------------
                           7.  SOLE VOTING POWER
  NUMBER OF                    (indirectly through SOFTBANK Holdings Inc.)
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.  SHARED VOTING POWER
  OWNED BY
    EACH                   -----------------------------------------------------
 REPORTING                 9.  SOLE DISPOSITIVE POWER
   PERSON                         (indirectly through SOFTBANK Holdings Inc.)
    WITH                   -----------------------------------------------------
                           10. SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

                                   (indirectly through SOFTBANK Holdings Inc.)
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                     [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

                    HC, CO
--------------------------------------------------------------------------------

                               Page 3 of 15 Pages

---------------------                                       --------------------
CUSIP NO. 984332-10-6                 13D                   Page 4 of 15 Pages
---------------------                                       --------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     MAC Inc.                                   I.R.S. Identification No. N/A
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [ ]
                                                                   (b)  [X]

--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS

                         WC
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(D) OR 2(E)
                                                                        [  ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

               Japan
--------------------------------------------------------------------------------
                           7.  SOLE VOTING POWER
  NUMBER OF                      (indirectly through SOFTBANK Holdings Inc. and
    SHARES                       SOFTBANK Corp.)
BENEFICIALLY               -----------------------------------------------------
  OWNED BY                 8.  SHARED VOTING POWER
    EACH
 REPORTING                 -----------------------------------------------------
   PERSON                  9.  SOLE DISPOSITIVE POWER
    WITH                       (indirectly through SOFTBANK Holdings Inc. and
                               SOFTBANK Corp.)
                           -----------------------------------------------------
                           10. SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

                                   (indirectly through SOFTBANK Holdings Inc.
                                   and SOFTBANK Corp.)
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                     [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

                    HC, CO
--------------------------------------------------------------------------------

                               Page 4 of 15 Pages

---------------------                                       --------------------
CUSIP NO. 984332-10-6                 13D                   Page 5 of 15 Pages
---------------------                                       --------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Masayoshi Son                              I.R.S. Identification No. N/A
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [ ]
                                                                   (b)  [X]

--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS

                         WC
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(D) OR 2(E)
                                                                        [  ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

                        Japan
--------------------------------------------------------------------------------
                           7.  SOLE VOTING POWER
  NUMBER OF                      (indirectly through SOFTBANK Holdings Inc.,
    SHARES                       SOFTBANK Corp. and MAC Inc.)
BENEFICIALLY               -----------------------------------------------------
  OWNED BY                 8.  SHARED VOTING POWER
    EACH
 REPORTING                 -----------------------------------------------------
   PERSON                  9.  SOLE DISPOSITIVE POWER
    WITH                       (indirectly through SOFTBANK Holdings Inc.,
                               SOFTBANK Corp. and MAC Inc.)
                           -----------------------------------------------------
                           10. SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
                                   (indirectly through SOFTBANK Holdings Inc.,
                                   SOFTBANK Corp. and MAC Inc.)
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                     [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

                    IN
--------------------------------------------------------------------------------

                               Page 5 of 15 Pages

         The summary descriptions contained in this Statement of certain agreements and documents are qualified in their entirety by reference to the complete texts of such agreements and documents filed as Exhibits hereto and incorporated herein by reference.

Item 1.  Security and Issuer.

         This statement on Schedule 13D relates to the Common Stock, par value $0.00067 per share (the "Common Stock"), of Yahoo! Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 3420 Central Expressway, Suite 201, Santa Clara, California 95051.

Item 2.  Identity and Background.
         Item 2(a) through Item 2(c), Item 2(f)

         This statement on Schedule 13D is being filed by SOFTBANK Holdings Inc., a Delaware corporation ("SBH"), SOFTBANK Corp., a Japanese corporation ("Softbank"), MAC Inc., a Japanese corporation ("MAC"), and Mr. Masayoshi Son, a Japanese citizen, with respect to the Common Stock beneficially owned directly by SBH and indirectly by Softbank, MAC and Mr. Son.

         The Issuer is an Internet media company that offers a network of globally-branded properties, specialty programming, and aggregated content distributed primarily on the World Wide Web (the "Web") serving business professionals and consumers and is among the most widely used guides for information and discovery on the Web. Under the "Yahoo!" brand, the Company provides intuitive, context-based guides to online content, Web search capabilities, aggregated third-party content and community and personalization features. The Issuer was originally incorporated on March 5, 1995 under the laws of California.

         SBH is a wholly-owned subsidiary of Softbank, which, as of December 31, 1997, was 50.2% owned by Mr. Son, its President, including 43.4% directly held by Mr. Son's wholly-owned holding company, MAC. The principal business of SBH is to serve as a holding company for U.S. operations and investments of Softbank. Softbank's principal businesses include the provision of information and distribution services as infrastructure for the digital information industry, the distribution of computer software and the publication of Japanese computer technology magazines. MAC was formed, and continues its principal business, as a wholly-owned holding company of Mr. Son.

         Annexes A-1, A-2 and A-3 hereto set forth, with respect to each executive officer and director of SBH, Softbank and MAC, respectively, the following information: (a) name, (b) residence or business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, and (d) citizenship.


                              (Page 6 of 15 Pages)

         Item 2(d) and Item 2(e)

         None of SBH, Softbank, MAC or Mr. Son, nor, to the best knowledge and belief of SBH, Softbank and MAC, any of their respective executive officers or directors, has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration.

         The funds SBH used to make payments for the purchase of the Common Stock came from working capital. None of the persons listed in the Annexes hereto contributed any funds or other consideration towards the purchase of the Common Stock.

Item 4.  Purpose of the Transaction.

         The Common Stock may be regarded, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as being beneficially owned by each of SBH, Softbank, MAC and Mr. Son. SBH acquired 1,363,440 shares of the Common Stock in a private transaction with the Issuer (the "Private Placement") pursuant to a Stock Purchase Agreement dated July 7, 1998 between SBH (the "Stock Purchase Agreement") which is filed as an exhibit hereto and is incorporated by reference into this Item 4.

         As of the date of the filing of this statement, none of SBH, Softbank, MAC or Mr. Son, nor, to the best knowledge and belief of SBH, Softbank and MAC, any of their respective executive officers or directors, has any other plan or proposal which relates to or would result in any of the actions set forth in parts (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         (a) As of the date of the filing of this statement, SBH beneficially owns, and Softbank, MAC and Mr. Son beneficially own indirectly through SBH, 14,816,282 shares of Common Stock, representing approximately 30.72% of the shares of Common Stock reported to be outstanding as of July 15, 1998. The percentage of shares of Common Stock beneficially owned by SBH, and indirectly beneficially owned by Softbank, MAC and Mr. Son through SBH, is based on the number of shares of Common Stock as reported in the Issuer's Form 10-Q as filed with the Securities and Exchange Commission (the "SEC") on July 17, 1998 and which is attached as an exhibit hereto and is hereby incorporated by reference into this Item 5.

                              (Page 7 of 15 Pages)

         (b) SBH has, and Softbank, MAC and Mr. Son have indirectly through SBH, power to vote or direct the vote and to dispose or direct the disposition of all shares of Common Stock beneficially owned by it.

         (c) Except as described in this Schedule 13D, none of SBH, Softbank, MAC or Mr. Son, nor, to the best knowledge and belief of SBH, Softbank, MAC and Mr. Son, any of their respective executive officers or directors, has effected any transaction in the Common Stock during the past 60 days.

         (d) Not applicable.

         (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Softbank and the Issuer entered into a Second Amended and Restated Investor Rights Agreement, dated as of March 12, 1996 (the "Investor Rights Agreement"), which is filed as an exhibit hereto and is incorporated by reference into this Item 6. The Investor Rights Agreement provides Softbank with the right to require the Issuer to register any or all of the Common Stock held by it in a public offering pursuant to the Securities Act of 1933, as amended (the "Securities Act"). Such registration is subject to the right of the Issuer to delay any exercise by Softbank of this right for a period of up to 180 days if, in the Issuer's judgment, the Issuer or any financing, acquisition, corporate reorganization or other material transaction by the Issuer or any of its subsidiaries then being conducted or about to be conducted would be adversely affected. Pursuant to the Investor Rights Agreement, Softbank also has the right to "piggyback" or include its Common Stock in any registration of Common Stock made by the Issuer. The Amendment to Second Amended and Restated Investor Rights Agreement dated July 7, 1998, which is filed as an exhibit hereto and is incorporated by reference into this Item 6, specifically includes the shares purchased pursuant to the Stock Purchase Agreement in the rights granted to Softbank under the Investor Rights Agreement.

         All expenses, other than underwriters' discounts and commissions and fees and disbursements of counsel to such underwriters, incurred in connection with such demand or piggyback registration pursuant to the Investor Rights Agreement are to be paid by the Issuer. The Issuer agreed to indemnify and hold harmless Softbank, its officers, directors, employees, partners, shareholders agents, any underwriter, selling broker, dealer manager and similar securities industry professionals participating in the distribution, and each person controlling any of the foregoing, against certain liabilities under the Securities Act or the securities laws of any state or country in which securities of the Issuer are sold pursuant to the Investor Rights Agreement.


                              (Page 8 of 15 Pages)

         Eric Hippeau is a Director of the Issuer and Ziff-Davis, Inc., an affiliate of SBH.

         Except as described in this Schedule 13D, or in the exhibits hereto, none of SBH, Softbank, MAC or Mr. Son, nor, to the best knowledge and belief of SBH, Softbank, MAC and Mr. Son, any of their respective directors or executive officers, is a party to any other contract, arrangement, understanding or relationship with respect to any securities of the Issuer.


Item 7.  Material to be filed as Exhibits.

  1. Stock Purchase Agreement, dated July 7, 1998 between the Issuer and SOFTBANK Holdings, Inc.

  2.      Form 10-Q of Yahoo! Inc. filed on July 17, 1998.

  3. Second Amended and Restated Investor Rights Agreement, dated as of March 12, 1996, among Yahoo! Inc., and the Purchasers (as defined therein).

  4. Amendment to Second Amended and Restated Investor Rights Agreement, dated as of July 7, 1998, between Yahoo! Inc. and the Holders (as defined therein).


                              (Page 9 of 15 Pages)

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 24, 1998

                                    SOFTBANK HOLDINGS INC.


                                    By:  /s/ Masayoshi Son
                                       -------------------------------------
                                       Masayoshi Son
                                       Chairman


                                    SOFTBANK CORP.


                                    By:  /s/ Masayoshi Son
                                       -------------------------------------
                                       Masayoshi Son
                                       President and CEO


                                    MAC INC.


                                    By:  /s/ Masayoshi Son
                                       -------------------------------------
                                       Masayoshi Son
                                       President


                                    MASAYOSHI SON


                                      /s/ Masayoshi Son
                                    ----------------------------------------
                                       Masayoshi Son


                              (Page 10 of 15 Pages)

                                    ANNEX A-1

The name, position and present principal occupation of each director and executive officer of SOFTBANK Holdings Inc. are set forth below.

The business address for each of the executive officers and directors listed below is SOFTBANK Holdings Inc., 10 Langley Road, Suite 403, Newton Center, MA 02159.

All executive officers and directors listed below are United States citizens, except Mr. Son and Yoshitaka Kitao, who are citizens of Japan.


Name                   Position                         Present Principal Occupation
-------------------    -----------------------------    ----------------------------
Masayoshi Son          Chairman, President and          President and Chief Executive
                       Director                         Officer of SOFTBANK Corp.

Yoshitaka Kitao        Director                         Executive Vice President and
                                                        Chief Financial Officer of
                                                        SOFTBANK Corp.

Ronald D. Fisher       Vice Chairman                    Vice Chairman of SOFTBANK
                                                        Holdings Inc.

Gary Rieschal          Senior Vice President            Managing Partner, SOFTBANK
                                                        Technology Ventures

Stephen A. Grant       Secretary                        Partner, Sullivan & Cromwell

Thomas L. Wright       Vice President and
                       Treasurer

Louis DeMarco          Vice President - Tax

Charles R. Lax         Vice President


                              (Page 11 of 15 Pages)

                                    ANNEX A-2



The name, position and present principal occupation of each director and executive officer of SOFTBANK Corp. are set forth below.

The business address for each of the executive officers and directors listed below is SOFTBANK Corp., 24-1 Nihonbashi-Hakozakicho, Chuo-Ku, Tokyo 103-8501, Japan.

All executive officers and directors listed below are Japanese citizens, except Ronald D. Fisher and Eric Hippeau, who are citizens of the United States.


Name                   Position                         Present Principal Occupation
-------------------    -----------------------------    ----------------------------
Masayoshi Son          President,                       President and Chief Executive
                       Chief Executive Officer          Officer of SOFTBANK Corp.
                       and Director


Yoshitaka Kitao        Executive Vice President,        Executive Vice President and
                       Chief Financial Officer and      Chief Financial Officer of
                       Director                         SOFTBANK Corp.


Ken Miyauchi           Executive Vice President,        Executive Vice President,
                       Software & Network               Software & Network Products
                       Products Division and            Division of SOFTBANK Corp.
                       Director

Makoto Okazaki         Executive Vice President,        Executive Vice President,
                       Publishing Division and          Publishing Division of
                       Director                         SOFTBANK Corp.

Norikazu Ishikawa      Executive Vice President,        Executive Vice President,
                       Human Resources &                Human Resources & General
                       General Affairs Division         Affairs Division of SOFTBANK
                       and Director                     Corp.

Takashi Eguchi         Director                         President, Chief Executive Officer
                                                        of PASONA SOFTBANK Inc.

Masahiro Inoue         Director                         President, Chief Executive Officer
                                                        of Yahoo Japan Corporation



                              (Page 12 of 15 Pages)

Ronald D. Fisher       Director                         Vice Chairman of SOFTBANK
                                                        Holdings Inc.

Eric Hippeau           Director                         Chairman and Chief Executive
                                                        Officer, Ziff-Davis Inc.

Mitsuo Sano            Full-Time Corporate              Full-Time Corporate Auditor of
                       Auditor                          SOFTBANK Corp.

Katsura Sato           Corporate Auditor                Corporate Auditor of SOFTBANK
                                                        Corp.

Saburo Kobayashi       Corporate Auditor                Full-Time Corporate Auditor of
                                                        Heiwa Corporation

Hidekazu Kubokawa      Corporate Auditor                Certified Public Accountant,
                                                        Licensed Tax Accountant




                              (Page 13 of 15 Pages)

                                    ANNEX A-3


The name, position and present principal occupation of each director and executive officer of MAC Inc. are set forth below.

The business address for each of the executive officers and directors listed below is 4-3-2 Toranomon, Minato-Ku, Tokyo (105-0001).

All executive officers and directors listed below are Japanese citizens.


Name                   Position                         Present Principal Occupation
-------------------    -----------------------------    ----------------------------
Masayoshi Son          President                        President and Chief Executive
                                                        Officer of SOFTBANK Corp.


                              (Page 14 of 15 Pages)

                        EXHIBIT INDEX

                                                                    Edgar
Exhibit   Description                                             Exhibit No.
-------   -----------                                             -----------

  1       Stock Purchase Agreement, dated July 7, 1998                4.1
          between the Issuer and SOFTBANK Holdings, Inc.

  2       Form 10-Q of Yahoo! Inc. filed on July 17, 1998.             --

  3       Second Amended and Restated Investor Rights                 4.2
          Agreement, dated as of March 12, 1996, among Yahoo! Inc., and the Purchasers (as defined therein).

  4       Amendment to Second Amended and Restated Investor           4.3
          Rights Agreement, dated as of July 7, 1998, between Yahoo! Inc. and the Holders (as defined therein).


                              (Page 15 of 15 Pages)